EXHIBIT 99.2
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                                  ANNOUNCEMENT






                              WPP GROUP plc ("WPP")
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WPP announces that on 26th February 2003 it acquired 200,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 376.77p per share.